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EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share data)



                                    Second Quarter              Six Months
                                    1996        1995          1996        1995
Net income......................$  39,770   $  33,770     $  77,898   $  66,536

Preferred dividends..............       0          37             5          64

Income available to common
  shareholders..................$  39,770   $  33,733     $  77,893   $  66,472




Weighted average of common
 stock equivalents...............  29,615      30,051        29,709      30,020

Weighted average of preferred
  stock convertible to common
  stock equivalents..............      11         105            13         117

Weighted average of fully
 diluted common stock equivalents  29,626      30,156        29,722      30,137


Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)..................$    1.34   $    1.12     $    2.62   $    2.21


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents).....$    1.34   $    1.12     $    2.62   $    2.21



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

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